United States securities and exchange commission logo





                              August 2, 2022

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Stellar Lumens Trust (XLM)
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Stellar
Lumens Trust (XLM)
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 10
                                                            Filed June 29, 2022
                                                            File No. 000-56434

       Dear Mr. Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Exhibit 99.1

       General

   1. We note your statements in the response letter regarding the role that Interstellar has played in the Stellar
Network and XLM. Please revise to disclose Interstellar's historical role in the development
of the Stellar Network and XLM as well as Interstellar's
                                                        continuing involvement
with the Stellar Network.
   2. We note that you have removed your disclosure describing XLM as a hard fork in the
                                                        Ripple Network and
that, on page 20, you have revised your disclosure to state that the
                                                        Zcash Network was
cloned to launch the Zclassic Network. This disclosure appears to be inconsistent with the
statement on page 5 of the "An Introduction to Stellar Lumens"
                                                        document on your
website, which states that XLM is the result of a fork, and with the
 Michael Sonnenshein
FirstName  LastNameMichael  Sonnenshein
Grayscale Stellar Lumens Trust (XLM)
Comapany
August     NameGrayscale Stellar Lumens Trust (XLM)
       2, 2022
August
Page 2 2, 2022 Page 2
FirstName LastName
         statement on page 5 of the "An Introduction to Horizen" document on your website, which states that the Zclassic Network is the result of a fork of the Zcash Network. Please revise for clarity or tell us why the disclosure in your registration statement differs from the information on your website. In this regard, we note that the information should be consistent.
3. Refer to your response to comment 17 in which you state that due to the fact-based nature of the analysis regarding whether XLM is a security, the Sponsor acknowledges that
         XLM, in its current form and/or if the characteristics of XLM change over time, may in the future be found by the SEC or a federal court to be a security. Please revise your disclosure to clarify that XLM, based on the relevant facts as they exist today, may be a security under the federal securities laws.
4. We note from your disclosure that you will transact in XLM, for example receiving
         XLM from the Authorized Participant and selling XLM to raise the funds needed for the payment of any Additional Trust Expenses. Please describe the AML, KYC and any other procedures conducted by the Trust, Sponsor and Authorized Participant to determine, among other things, whether the counter-party in such transactions is not a sanctioned entity. To the extent the Trust, Sponsor or Authorized Participant may not know the counter-party when transacting in XLM, please add risk factor disclosure regarding the potential risk of transacting in XLM with a sanctioned entity and the impact if such a transaction occurs.
Overview, page 4

5. Please disclose here that "[t]he Sponsor does not intend to permit the Trust to continue holding XLM (and therefore would dissolve the trust) if the Sponsor determines it is a security under the federal securities laws, whether that determination is initially made by the Sponsor itself, or because the SEC or a federal court subsequently makes that determination."
Risk Factors
Risk Factors Related to Digital Assets
Digital assets represent a new and rapidly evolving industry, page 15

6. Refer to your response to comment 8. Please revise to disclose whether you are aware of any plans to introduce privacy-preserving features to the Stellar Network.
7. Refer to your response to comment 11. Please revise your disclosure here and on page 61 to explain the role of "watcher nodes" on the Stellar Network.
If the transaction fees for recording transaction on the Stellar Network, page
17

8. Refer to your response to comment 13. Please revise your disclosure in this risk factor to highlight that, in contrast to miners of Bitcoin and other crypto assets, validators on the
         Stellar Network do not receive crypto asset rewards.
 Michael Sonnenshein
Grayscale Stellar Lumens Trust (XLM)
August 2, 2022
Page 3
A determination that XLM or any other digital asset is a "security" may adversely affect the value of XLM..., page 38

9.       Please remove your statement that    the SEC staff has not provided
any guidance as to the
         security status of XLM    as it is inconsistent with your disclosure
elsewhere in this risk
         factor. We note, for example, your disclosure that the Sponsor, in conducting its analysis,
         takes into account a number of factors, including    reports, orders,
press releases, public
         statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws.

10. We note your statement that the Sponsor discusses the security status of XLM with its external securities lawyers. Please revise to clarify, if true, that external securities counsel has provided the Sponsor with a memorandum regarding the status of XLM under the federal securities laws.
Overview of Stellar Lumens
Creation of Nex XLM, page 52

11. Please include cross-references to your discussion of the risks that may be associated with the fact that Stellar Development Foundation created the full amount of XLM and then distributes it via its distribution procedures, as opposed to block creation via mining or validation as associated with crypto assets such as Bitcoin, and to your discussion of how a centralized distribution procedure, which can be changed by the SDF, may present risks to the future volume or price of XLM.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter
Berkheimer, Legal Branch Chief, at 202-551-3758 with any other questions.



FirstName LastNameMichael Sonnenshein                            Sincerely,
Comapany NameGrayscale Stellar Lumens Trust (XLM)
                                                                 Division of
Corporation Finance
August 2, 2022 Page 3                                            Office of
Finance
FirstName LastName